

Mail Stop 4561

January 8, 2007

Michael E. Golden
Chief Executive Officer
Sun American Bancorp
1200 N. Federal Highway, Suite 111-A
Boca Raton, Florida 33432

Re: Sun American Bancorp
   Form S-4, filed December 19, 2006
   File Number 333-139460

Dear Mr. Golden:

We have monitored your Form S-4 with respect to the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Prospectus Cover</u>

1.   To the extent meaningful, please provide the latest Independent trading price known to Management. Please also provide this information in the summary, together with a more complete description of the trading market and, in the body of the filing, provide the stock price information required by Item 201(a)(iii).

What will I receive in the merger, page 1

2.   If correct, please revise this and other related disclosure to clarify that the cash and stock to be received will be equal to 42% and 58%, not "not more than 42%."

Why is my vote important, page 2

3.   Where appropriate in the summary, please disclose the significant percentage of shares controlled by officers and directors, how these shares are expected to be voted, if known, and the consequences of this situation on passage. If you do not know how they will be voted, please say so.

Cautionary Statement., page 4

4.   As required by the Plain English rules, please move this information to a point after the forepart, that is, after the risk factor section.

Merger Consideration, page 7

5.   Please disclose who owns the referenced options and, if you know, whether these owners plan to exercise them prior to closing.

6.   In an appropriate place in the summary, please disclose the intentions of officers and directors to select cash or stock. Also, disclose any contractual commitment for these persons to receive cash or stock. As warranted, discuss the impact of this situation on ordinary shareholders.

7.   This section and the next are difficult to understand. Please revise the forepart to use plain English that is meaningful to an ordinary reader. Avoid discussing the legal mechanics of the transaction and avoid legal jargon. For example, avoid references to the merger agreement and avoid legalist phrases and terms such as "the right to elect to receive" and "right to convert," "such," and "of which." Consider beginning the first sentence with "You will be able to choose either cash…" We note, for example, your related disclosure on page 1.

Allocation Process, page 8

8.   This section appears to be word-for-word from the text beginning on page 48. Please revise this section to provide a meaningful summary. Given the complexity of this situation, consider providing a more detailed reference to the body of the filing for more

complete information. The most important thing for your readers seems to be that the cash and stock to be received will most likely be adjusted to reach the 42% and 58% levels.

Recent Developments..., page 14

9.   This section appears to be unusually long and complex for the matter described. If this acquisition has been completed please revise your filing to reflect the current situation. Also please provide a reference to the textual disclosure and financial information for Beach Bank included later in the prospectus.

10.   Please disclose the FDIC order under which Beach is operating and disclose whether Beach is in compliance. Disclose the extent to which the acquisition by Sun will affect the order. Note also on page 175, including complete disclosure about any noncompliance. Please also reference this matter at Legal Proceedings, page 174.

Risk Factors, page 21

11.   You have included an unusual number of risk factors. Please avoid generic risk factors so that your readers can focus on the most important risks. For example, consider the need for, but do not limit yourself to, all of the risk factors on page 24, the first two on page 26, the second on page 27 and the first three on page 29. These do not seem to represent any unusual risk. If retained, for each risk factor, either identify the particular circumstances that warrant inclusion, with quantification where appropriate, or specifically indicate that you are not aware of any particular problem.

We may fail to realize all of the anticipated benefits..., page 22

12.   The most important risk here seems to be the FDIC order against Beach. Please revise the heading and text to focus on this risk.

Independent Community Bank directors..., page 22

13.   Describe in the forepart, with quantification, the significant interests of Independent's officers and directors. For example, disclose the nature of any continuing employment and quantify any significant change of control payments to be received. Provide more detailed discussion in the body of the text, as warranted.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to David Lyon at 202-551-3421 or to me at 202-551-3434.

Sincerely,



Michael Clampitt
Senior Attorney

By fax: Jane K. Storero
        Fax number 215-832-5488